Exhibit 99

Avecia Group plc

Financial Statements – March 31, 2003

TABLE OF CONTENTS

Item 1.   Financial Statements

Consolidated Profit and Loss Accounts for the three months ended March 31, 2003 (unaudited), and for the three months ended March 31, 2002 (unaudited).

Consolidated Balance Sheets as at March 31, 2003 (unaudited) and March 31, 2002 (unaudited).

Consolidated Cash Flow Statements for the three months ended March, 2003 (unaudited) and for the three months ended March 31, 2002 (unaudited).

Notes to the Financial Statements

Item 2.   Operating and Financial Review

Avecia Group plc

Unaudited Interim Consolidated Profit and Loss Accounts

	Note	Financial Statements for the 3 months ended March 31, 2003 £ million	Financial Statements for the 3 months ended March 31, 2002 £ million

Turnover, including share of joint ventures		138.7	135.3
Less: share of joint ventures’ turnover		(3.6)	(3.5)

Group turnover	3	135.1	131.8

Operating costs		(131.3)	(135.0)
Other operating income		0.6	0.4

Group operating profit / (loss)	3	4.4	(2.8)

Share of operating profit of joint ventures		0.5	0.9

Exceptional items		0.1	11.9

Profit on ordinary activities before interest and taxation		5.0	10.0

Interest received		0.5	0.4
Interest paid	4	(23.2)	(23.3)

(Loss) / profit on ordinary activities before taxation		(17.7)	(12.9)

Taxation on loss on ordinary activities		(0.4)	(2.0)

(Loss) / profit on ordinary activities after taxation		(18.1)	(14.9)

Attributable to minority interests		(1.6)	(1.5)

Net (loss) / profit for the period		(19.7)	(16.4)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Unaudited Interim Consolidated Balance Sheet

	Note	Consolidated Balance Sheet as at March 31, 2003 £ million	Consolidated Balance Sheet as at March 31, 2002 £ million
Fixed assets
Tangible fixed assets		341.4	345.0
Intangible assets		329.2	378.1
Investments in joint ventures:
Goodwill on joint ventures		11.8	14.4
Share of gross assets		12.6	13.7
Share of gross liabilities		(1.6)	(1.3)

		22.8	26.8

		693.4	749.9

Current assets
Stocks		86.5	100.5
Debtors		134.2	155.9
Cash and cash equivalents		—	11.2

Total current assets		220.7	267.6

Total assets		914.1	1017.5

Current liabilities
External loans and overdrafts due within less than 1 year	5	(23.4)	(13.0)
Other creditors		(93.3)	(105.8)

Total current liabilities		(116.7)	(118.8)

Net current assets		104.0	148.8

External loans due within more than 1 year	5	(551.6)	(608.3)
Provisions for liabilities and charges		(28.8)	(23.0)
Other creditors due within more than 1 year		(10.1)	(11.4)

Net assets		206.9	256.0

Shareholders equity		169.6	221.5
PIK		37.3	34.5

Total		206.9	256.0

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc
Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow for the 3 months to March 31, 2003 £ million	Consolidated Cash Flow for the 3 months to March 31, 2002 £ million

Operating income before interest	4.4	(2.8)
Depreciation and amortization	16.5	17.9

Increase in inventories	(1.1)	(2.8)
Decrease / (increase) in trade receivables and other assets	(17.2)	(10.5)
(Decrease) / increase in accounts payable, accrued expenses and trade provisions	(3.5)	4.7

Other cash and non cash movements	0.1	0.3

Net cash inflow from operating activities	(0.8)	6.8

Returns on investments and servicing of finance
Dividends received from associates	—	1.6
Interest received	0.5	0.5
Interest paid	(19.4)	(21.3)

Net cash outflow from returns on investment and servicing of finance	(18.9)	(19.2)

Taxation	(0.3)	(0.6)

Capital expenditure and financial investments
Cash expenditure on fixed assets	(10.7)	(7.3)

Net cash outflow from capital expenditure and financial Investments	(10.7)	(7.3)

Acquisitions and disposals
Payments in respect of acquisitions	(1.9)	(0.6)
Disposals of other investments	21.1	210.0
Net cash disposed of	—	(3.7)

Net cash inflow from acquisitions and disposals	19.2	205.7

Financing
Repayment of finance lease capital	(0.2)	(0.2)
External Loans received / (repaid)	(5.4)	(186.6)

Net cash (outflow) / inflow from financing	(5.6)	(186.8)

Net increase / (decrease) cash	(17.1)	(1.4)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

1.      Basis of preparation

The unaudited interim combined and consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the combined financial statements set out in the Form 20-F for the period ended December 31, 2002.

The information contained in the following notes to the unaudited interim consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2002.

The interim consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at March 31, 2003 and March 31, 2002 and the results of operations and cash flows for the three months ended March 31, 2003 and March 31, 2002. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

2.      Accounting policies

Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Depreciation and amortization
Avecia policy is to write off the book value of each tangible fixed asset evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets, including patents, acquired are capitalized and depreciated over their useful lives (not exceeding 20 years) in line with the benefits accruing. If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Environmental liabilities
Avecia is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates prevailing at the date of the net asset statement or balance sheet. Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising on combining the net investments in overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalized and amortized over its estimated useful life (generally not exceeding 20 years).

Investments
A joint venture is an entity in which Avecia holds an interest on a long-term basis and which is jointly controlled by Avecia and one or more other venturers under a contractual agreement.
Avecia’s share of the profits less losses of all significant joint ventures is included in the Avecia profit and loss account using the equity accounting method. The holding value of significant joint ventures in the Avecia net asset statement is calculated by reference to Avecia equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate. Fixed asset investments, other than in joint ventures and associates, are stated at cost less provision for any impairment.

Leases
Assets held under finance leases are capitalized and included in tangible fixed assets at fair value. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Post-retirement benefits
The pension costs relating to UK retirement plans are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plans, which it is intended should remain a level percentage of current and expected future earnings of the employees covered under the plans. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans. Retirement plans of non-UK subsidiary undertakings are accounted for in accordance with local conditions and practice. With minor exceptions, these subsidiary undertakings recognize the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. The costs of providing post-retirement benefits other than pensions, principally healthcare, are charged to the profit and loss account on a consistent basis over the average service lives of employees. Such costs are assessed in accordance with the advice of independent qualified actuaries.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Research and development and advertizing
Research and development and advertizing expenditure is charged to profit in the year in which it is incurred.

Taxation
The charge for taxation is based on the profits for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognised to be the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Stock valuation
Finished goods are stated at the lower of cost and net realizable value and raw materials and other stocks at the lower of cost or replacement price. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realizable value is determined as selling price less costs of disposal.

Turnover
Turnover excludes intra-business turnover and value added taxes.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segmental turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer.

Fair values of financial instruments
Financial instruments principally comprise amounts included within current assets and liabilities, which are generally short term in nature, and accordingly their fair values approximate to their book values.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

3.      Segmental information

Classes of business:
The following tables analyse sales, operating profit and depreciation and amortization by business segment.

	Consolidated Financial Statements for the 3 months to March 31, 2003 £ million	Consolidated Financial Statements for the 3 months to March 31, 2002 £ million
Sales
Electronic Materials	13.4	10.5
Fine Chemicals	39.7	34.2
Specialty Products	35.5	42.2
NeoResins	43.6	42.1
UK Manufacturing	2.9	2.8

Total sales	135.1	131.8

Operating Profit / (Loss)
Electronic Materials	(0.5)	(3.3)
Fine Chemicals	(2.9)	(5.5)
Specialty Products	7.7	7.7
NeoResins	7.4	7.4
UK Manufacturing	0.2	0.3
Other	(7.5)	(9.4)

Total operating profit / (loss)	4.4	(2.8)

Depreciation and Amortization
Electronic Materials	1.5	1.8
Fine Chemicals	4.2	5.0
Specialty Products	1.2	1.5
NeoResins	1.6	1.6
UK Manufacturing	0.3	0.3
Other: Goodwill amortization	7.6	7.3
Depreciation	0.1	0.4

Total depreciation and amortization	16.5	17.9

Avecia Group plc

Notes to the unaudited interim combined and consolidated financial statements – (continued)

Geographic areas:
The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial Statements for the 3 months to March 31, 2003 £ million	Consolidated Financial Statements for the 3 months to March 31, 2002 £ million
Turnover by customer location
United Kingdom	22.8	21.2
Continental Europe	44.6	38.8
The Americas	50.5	58.3
Asia, Africa and Australasia	17.2	13.5

Total	135.1	131.8

Turnover by supplier location
United Kingdom	44.8	35.4
Continental Europe	32.1	30.4
The Americas	48.4	58.5
Asia, Africa and Australasia	9.8	7.5

Total	135.1	131.8

Operating Profit / (Loss)
United Kingdom	5.3	(4.1)
Continental Europe	3.0	0.7
The Americas	(4.2)	1.3
Asia, Africa and Australasia	0.3	(0.7)

Total	4.4	(2.8)

4.      Interest Paid

	£ million	£ million
External interest paid	13.2	14.2
Revaluation (credited) / charged to interest	8.8	6.1
Fee amortization	1.2	3.0

Total	23.2	23.3

Avecia Group plc

Notes to the unaudited interim combined and consolidated financial statements – (continued)

5.      Analysis of Debt

	Consolidated Financial Statements as at March 31, 2003 £ million	Consolidated Financial Statements as at March 31, 2002 £ million
External loans including overdrafts due within less than 1 year	23.4	13.0
External loans due after more than 1 year	551.6	608.3

	575.0	621.3

Analysis of debt shown net of un-amortized issuance costs

	Consolidated Financial Statements as at March 31, 2003
	Gross £ million	Net £ million
Term A Loan	143.5	136.9
Term B Loan	54.9	54.1
Term C Loan	51.4	50.3
High Yield Bond	343.9	332.8
Revolver Credit Facility	—	—
Overdraft	0.9	0.9

	594.6	575.0

Debt can be analysed as falling due:

	Consolidated Financial Statements as at March 31, 2003
	Gross £ million	Net £ million
In one year or less, or on demand	27.6	23.4
Between one and two years	35.9	31.8
Between two and three years	47.9	43.7
Between three and four years	32.9	30.3
Between four and five years	76.8	74.8
In five years or more	373.5	371.0

	594.6	575.0

Avecia Group plc

Management’s Discussion and Analysis of Financial Condition and Results Of Operations

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the three month period ending March 31, 2003. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the three month period ended March 31, 2003 included herein.

Financial Results

Turnover
Total historical turnover excluding joint ventures increased from £131.8 million for the three months ended March 31, 2002 to £135.1 million for the three months ended March 31, 2003, an increase of 2.5%.

Set forth below is a discussion of turnover for each of our principal businesses.

Electronic Materials’ turnover increased from £10.5 million for the three months ended March 31, 2002 to £13.4 million for the three months ended March 31, 2003, an increase of 28.6%. Electronic Materials’ sales have increased mainly due to improved customer demand as order patterns for ink jet printing consumables returned to a more normal pattern following the de-stocking of these materials in 2002.

Fine Chemicals’ turnover increased from £34.2 million for the three months ended March 31, 2002 to £39.7 million for the three months ended March 31, 2003, an increase of 16.4%. This increase in turnover reflects a high volume sale of intermediate to a Pharmaceutical customer which represents their full requirements in 2003, and will therefore not recur in subsequent quarters.

Specialty Products’ turnover decreased from £42.2 million for the three months ended March 31, 2002 to £35.5 million for the three months ended March 31, 2003, a decrease of 16.1%. Specialty Products’ turnover decrease is mainly due to the exit from the Pigments business at the end of 2002 and the adverse currency effects caused by the weakening of the US Dollar.

NeoResins’ turnover increased from £42.1 million for the three months ended March 31, 2002, to £43.6 million for the three months ended March 31, 2003, an increase of 3.6%. NeoResins’ increase in turnover reflects increased customer demand for the business’ specialized water-borne resin technologies.

Operating costs
Operating costs decreased from £135.0 million for the three months ended March 31, 2002 to £131.3 million for the three months ended March 31, 2003. This decrease mainly reflects the exit from the Pigments business in 2002 and the positive impacts on cost from changes in exchange rates.

Operating profit / (loss)
Total operating results increased from £2.8 million loss for the three months ended March 31, 2002 to £4.4 million profit for the three months ended March 31, 2003.

Electronic Materials’ operating results increased from £3.3 million loss in the three months ended March 31, 2002, to £0.5 million loss for the three months ended March 31, 2003. The increase in was mainly due to the increased sales noted above.

Avecia Group plc

Management’s Discussion and Analysis of Financial Condition and Results Of Operations – (continued)

Fine Chemicals’ operating results improved from a loss of £5.5 million for the three months ended March 31, 2002, to a loss of £2.9 million for the three months ended March 31, 2003. Fine Chemicals’ operating results improved against 2002 mainly due to the sales increase noted above, offset by higher costs as additional resources were added to support increased capacity in the Biotechnology business.

Specialty Products’ operating profit remained stable at £7.7 million for both the three months ended March 31, 2002 and the three months ended March 31, 2003. The reduced sales noted above were offset by improved efficiency in raw materials and operations.

NeoResins’ operating profit remained stable at £7.4 million for both the three months ended March 31, 2002 and the three months ended March 31, 2003, with the increased sales noted above offset by adverse profit mix and higher raw material costs.

Central costs, including goodwill amortisation, decreased from £9.4 million for the three months ended March 31, 2002 to £7.5 million for the three months ended March 31, 2003, mainly due to exchange benefits taken centrally arising from the translation of working capital at the period end.

Share of operating profit from joint ventures
Our pro-rata share of the earnings from both of our Image Polymers joint ventures decreased from £0.9 million for the three months ended March 31, 2002, to £0.5 million for the three months ended March 31, 2003.

Profit on ordinary activities before interest and tax
The net loss increased from £16.4 million for the three months ended March 31, 2002 to £19.7 million for the three months ended March 31, 2003.

Net interest
Net interest expense for the three months to March 31, 2003 was £22.7 million, compared to a net expense of £22.9 million for the three months to March 31, 2002. After allowing for the effects of unrealized exchange differences and reduced fee amortisation, the net decrease in the interest cost is due to lower interest rates and the effect of a weaker US Dollar on interest payments made in US Dollars.

Taxation
The charge for taxation for the three months to March 31, 2003 was £0.4 million against a charge of £2.0 million for taxation in the three months to March 31, 2002.

Avecia Group plc

Management’s Discussion and Analysis of Financial Condition and Results Of Operations – (continued)

Liquidity and capital resources
Cash generated from operations totalled £0.8 million outflow for the three months to March 31, 2003 compared to £6.8 million inflow for the three months to March 31, 2002. Operating income plus depreciation and amortization was £20.9 million in the three months to March 31, 2003 compared to £15.1 million in the three months to March 31, 2002. Working capital outflows in the three months to March 31, 2003 were £21.8 million compared to outflows of £8.6 million in the three months to March 31, 2002, reflecting high sales towards the end off the quarter which were not due for collection until the following quarter.

The Group’s net cash requirement for servicing debt in the three months of operation ended March 31, 2003 was £18.9 million comprising interest income of £0.5 million and interest paid of £19.4 million.

Cash capital expenditure in the three months to March 31, 2003 was £10.7 million compared with a total of £7.3 million in the three months to March, 2002 , with the increase reflecting the construction of the new Advanced Biologics Centre in the UK.

In the three months to March 31, 2003 the cash outflow for taxation was £0.3 million. In the three months to March 31, 2002 the cash outflow for taxation was £0.6 million.

In the three months to March 31, 2003 the Group made payments of £1.9 million in respect of the acquisition of subsidiaries, representing the deferred amounts due as part of the purchase of Covion. The deferred proceeds of the Stahl disposal were received in the three months to March 31, 2003.

In total, the above factors contributed to a net decrease in cash in the three months to March 31, 2003 of £17.1 million. For the three months to March 31, 2002 the net decrease in cash was £1.4 million.

At March 31, 2003 the group had outstanding external borrowings of £594.6 million, gross of capitalised issue costs, comprising £343.9 million of 11% Senior Notes due 2009, £143.5 million of Senior Secured Credit Facility repayable in semi-annual instalments between 2003 and 2006 (Term Loan A), £54.9 million of Senior Secured Credit Facility repayable in 2007 (Term Loan B), £51.4 million of Senior Secured Credit Facility repayable in 2008 (Term Loan C) and £0.9 million of utilized overdrafts. Of the £100 million Senior Secured Revolving Credit, available until 2006, £18.5 million has been utilized as at March 31, 2003 to provide guarantee and overdraft facilities.